--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  -------------
                                    FORM 11-K
                                  -------------

/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1996

/ /  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______ to ______
                         Commission file number 333-21093

                      PRICECOSTCO  401(k) RETIREMENT PLAN


                                  ------------

                               PRICE/COSTCO, INC.
                                 999 LAKE DRIVE
                           ISSAQUAH, WASHINGTON 98027
                                 (425) 313-8100

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   PRICECOSTCO

                             401(k) RETIREMENT PLAN
                                 EIN 33-0572969
                                     PIN 002
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1996 AND 1995
                         TOGETHER WITH AUDITORS' REPORT

                                   PRICECOSTCO

                             401(k) RETIREMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995


                                      INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Plan Benefits as of December 31,
      1996 and 1995

    Statement of Changes in Net Assets Available for Plan Benefits for the Year
      Ended December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL INFORMATION

    Schedule I, Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

    Schedule II, Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of
the Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of PriceCostco 401(k) Retirement Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP
Seattle, Washington,
  May 16, 1997

                                   PRICECOSTCO

                             401(k) RETIREMENT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1996

                                                        PARTICIPANT DIRECTED
                                 --------------------------------------------------------------------
                                    Cash        Stable        Equity        Spectrum       Spectrum
                                  and Cash       Value        Income         Income         Growth
                                 Equivalents     Fund          Fund                          Fund
                                 -----------  -----------   -----------    -----------    -----------
ASSETS:
Investments at fair value-
Registered investment company
  funds                            $42,748    $47,323,062   $53,829,752    $64,681,834    $54,688,418
Price/Costco common stock -
  2,170,687 shares held                  -              -             -              -              -
                                   -------    -----------   -----------    -----------    -----------
       Total investments            42,748     47,323,062    53,829,752     64,681,834     54,688,418
                                   -------    -----------   -----------    -----------    -----------
Contributions receivable-
Employer                                 -     12,263,804     6,331,811      2,101,594      6,409,617
Employee                                 -        232,480       298,912         94,382        321,820
                                   -------    -----------   -----------    -----------    -----------
       Total receivables                 -     12,496,284     6,630,723      2,195,976      6,731,437
                                   -------    -----------   -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                         $42,748    $59,819,346   $60,460,475    $66,877,810    $61,419,855
                                   =======    ===========   ===========    ===========    ===========
                                            PARTICIPANT DIRECTED
                                  -------------------------------------
                                    New         Mid-Cap    Price/Costco
                                  Horizons      Growth        Common
                                    Fund         Fund          Stock            Total
                                  --------     --------    ------------     ------------
ASSETS:
  Investments at fair value-
    Registered investment
      company funds               $   -        $   -        $      -        $220,565,814
  Price/Costco common stock -
    2,170,687 shares held             -            -         54,538,510       54,538,510
                                  --------     --------     -----------     ------------
       Total investments              -            -         54,538,510      275,104,324
                                  --------     --------     -----------     ------------
Contributions receivable-
  Employer                         564,570      613,125       5,306,538       33,591,059
  Employee                           3,354        4,220         193,233        1,148,401
                                  --------     --------     -----------     ------------
       Total receivables           567,924      617,345       5,499,771       34,739,460
                                  --------     --------     -----------     ------------
NET ASSETS AVAILABLE FOR PLAN     $567,924     $617,345     $60,038,281     $309,843,784
  BENEFITS                        ========     ========     ===========     ============



  The accompanying notes and schedules are an integral part of this statement.

                                   PRICECOSTCO

                             401(k) RETIREMENT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1995


                                                                 PARTICIPANT DIRECTED
                                 -----------------------------------------------------------------------------------
                                    Cash        Stable        Equity        Spectrum       Spectrum     Price/Costco
                                  and Cash       Value        Income         Income         Growth         Common
                                 Equivalents     Fund          Fund                          Fund           Stock          Total
                                 -----------  -----------   -----------    -----------    -----------   ------------   ------------
ASSETS:
  Investments at fair value-
    Cash and cash equivalents      $61,343    $      -      $      -       $      -       $      -      $      -      $     61,343
    Registered investment
      company funds                   -        28,521,752    28,041,414     70,144,239     27,867,707          -       154,575,112
    Price/Costco common stock -
      1,748,012 shares held           -              -             -              -              -       26,657,187     26,657,187
                                   -------    -----------   -----------    -----------    -----------   -----------   ------------
         Total investments          61,343     28,521,752    28,041,414     70,144,239     27,867,707    26,657,187    181,293,642
                                   -------    -----------   -----------    -----------    -----------   -----------   ------------
Contributions receivable-
  Employer                            -        11,986,840     5,152,781      1,213,126      4,903,496     5,001,593     28,257,836
  Employee                            -           220,781       221,796         63,279        213,188       193,592        912,636
                                   -------    -----------   -----------    -----------    -----------   -----------   ------------
         Total receivables            -        12,207,621     5,374,577      1,276,405      5,116,684     5,195,185     29,170,472
                                   -------    -----------   -----------    -----------    -----------   -----------   ------------
LIABILITIES:
  Excess contributions payable
    to participants                   -           (18,458)      (20,056)        (3,266)       (22,626)      (23,521)       (87,927)
                                   -------    -----------   -----------    -----------    -----------   -----------   ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                    $61,343    $40,710,915   $33,395,935    $71,417,378    $32,961,765   $31,828,851   $210,376,187
                                   =======    ===========   ===========    ===========    ===========   ===========   ============




  The accompanying notes and schedules are an integral part of this statement.

                                   PRICECOSTCO

                             401(k) RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                        PARTICIPANT DIRECTED
                                 --------------------------------------------------------------------
                                    Cash        Stable        Equity        Spectrum       Spectrum
                                  and Cash       Value        Income         Income         Growth
                                 Equivalents     Fund          Fund                          Fund
                                 -----------  -----------   -----------    -----------    -----------
NET INVESTMENT RESULTS:
  Net appreciation in fair
    value of assets               $   -       $      -      $ 4,868,889    $  (322,583)   $ 4,317,312
  Interest                            -         2,515,603          -         5,068,119           -
  Dividends                           -              -        3,235,058           -         3,790,799
                                  --------    -----------   -----------    -----------    -----------
       Total net investment
         results                      -         2,515,603     8,103,947      4,745,536      8,108,111
                                  --------    -----------   -----------    -----------    -----------
CONTRIBUTIONS TO THE PLAN:
  Employer                            -        14,218,515     7,846,314      2,559,540      7,999,593
  Employee                            -         5,931,328     7,313,907      2,234,027      7,564,149
  Rollovers                           -            77,046        43,061         69,291         97,917
                                  --------    -----------   -----------    -----------    -----------
       Total contributions            -        20,226,889    15,203,282      4,862,858     15,661,659
                                  --------    -----------   -----------    -----------    -----------
DISTRIBUTIONS TO PARTICIPANTS:
  Hardship withdrawals                -        (1,005,196)     (616,594)      (158,413)      (664,195)
  Terminations                        -        (1,606,851)   (1,535,618)    (4,344,751)    (1,106,178)
                                  --------    -----------   -----------    -----------    -----------
       Total distributions            -        (2,612,047)   (2,152,212)    (4,503,164)    (1,770,373)
                                  --------    -----------   -----------    -----------    -----------
INTERFUND TRANSFERS                (18,595)    (1,022,014)    5,909,523     (9,644,798)     6,458,693
                                  --------    -----------   -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR PLAN
  BENEFITS                         (18,595)    19,108,431    27,064,540     (4,539,568)    28,458,090

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year       61,343     40,710,915    33,395,935     71,417,378     32,961,765
                                  --------    -----------   -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year           $ 42,748    $59,819,346   $60,460,475    $66,877,810    $61,419,855
                                  ========    ===========   ===========    ===========    ===========
                                            PARTICIPANT DIRECTED
                                  -------------------------------------
                                    New         Mid-Cap    Price/Costco
                                  Horizons      Growth        Common
                                    Fund         Fund          Stock            Total
                                  --------     --------    ------------     ------------
NET INVESTMENT RESULTS:
  Net appreciation in fair
    value of assets               $   -        $   -       $ 20,210,456     $ 29,074,074
  Interest                            -            -               -           7,583,722
  Dividends                           -            -               -           7,025,857
                                  --------     --------     -----------     ------------
       Total net investment           -            -         20,210,456       43,683,653
         results                  --------     --------     -----------     ------------

CONTRIBUTIONS TO THE PLAN:
  Employer                         564,570      613,125       6,450,763       40,252,420
  Employee                           3,354        4,220       4,903,111       27,954,096
  Rollovers                           -            -             34,850          322,165
                                  --------     --------     -----------     ------------
       Total contributions         567,924      617,345      11,388,724       68,528,681
                                  --------     --------     -----------     ------------
DISTRIBUTIONS TO PARTICIPANTS:
  Hardship withdrawals                -            -           (776,217)      (3,220,615)

  Terminations                        -            -           (930,724)      (9,524,122)
                                  --------     --------     -----------     ------------
       Total distributions            -            -         (1,706,941)     (12,744,737)
                                  --------     --------     -----------     ------------
INTERFUND TRANSFERS                   -            -         (1,682,809)            -
                                  --------     --------     -----------     ------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR PLAN
  BENEFITS                         567,924      617,345      28,209,430       99,467,597


NET ASSETS AVAILABLE FOR PLAN         -            -         31,828,851      210,376,187
  BENEFITS, beginning of year
                                  --------     --------     -----------     ------------
NET ASSETS AVAILABLE FOR PLAN     $567,924     $617,345     $60,038,281     $309,843,784
  BENEFITS, end of year           ========     ========     ===========     ============


  The accompanying notes and schedules are an integral part of this statement.

                                   PRICECOSTCO

                             401(k) RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 1996




1.   PLAN DESCRIPTION:

The following description of the PriceCostco 401(k) Retirement Plan (the
Plan) provides only general information, reflecting amendments effective as of January 1, 1996. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Costco Wholesale Corporation and The Price Company are wholly-owned subsidiaries of Price/Costco, Inc. (collectively, the Company). Effective January 29, 1997, Price/Costco, Inc. was renamed Costco Companies, Inc. Effective January 1, 1997, the Plan was renamed Costco 401(k) Retirement Plan.

ELIGIBILITY

The Plan covers certain employees of the Company, who have completed at least 1,000 hours of service within one year, based on their date of hire and who are age 18 or older. The Price Company employees covered by a collective bargaining agreement in the state of California are not eligible for participation.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Excess contributions returned to participants represented contributions made in excess of IRS limitations. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions).

The Company contributes 50 cents for every $1 contributed by participants, up to a maximum employer matching contribution of $500. The Company may, at its discretion, make a qualified nonelective contribution. In addition, for each plan year, the Company may contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. The discretionary contribution may range from 3% to 10% of compensation based on years of service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with his or her contribution, employer matching and discretionary contributions, and an allocation of plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions and any qualified nonelective contributions, plus actual earnings thereon. Vesting in the employer matching and discretionary contributions is based on years of continuous service, according to the following schedule:

                    Years of Service    Percentage Vested
                    ----------------    -----------------

                    Less than 2                  0%
                    2-3                         10
                    3-4                         25
                    4-5                         50
                    5 or more                  100

FORFEITURES

During 1996, forfeitures of approximately $1,230,000 were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is reemployed by the Company prior to the expiration of five consecutive years of break in service and repays the full dollar amount distributed because of the termination within five years of the reemployment date. As of December 31, 1996, forfeitures of approximately $630,000 had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions in any of the five investment options listed below. T. Rowe Price acts as trustee for all investments, serves as investment manager for all funds and provides record keeping of all participant accounts.

     T. Rowe Price Stable Value Fund - Funds are invested primarily in high-quality insurance company and bank-issued investment contracts.

     Spectrum Income Fund - Funds are invested in a managed mix of funds including four domestic bond funds, an international bond fund, a money market fund and an income-oriented stock fund.

     Equity Income Fund - Funds are invested in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

     Spectrum Growth Fund - Funds are invested in a managed mix of funds, including five U.S. stock funds, an international stock fund and a money market fund.

     Price/Costco Common Stock Fund - Funds are invested in common stock of Price/Costco.

Effective January 1, 1997, the New Horizons Fund and the Mid-Cap Growth Fund were added to the investment options listed above.


Participants may change their investment options daily.

UNIT ACCOUNTING

All contributions to a participant's account and the participant's account balance are reflected in units of each fund selected or shares of Company stock. As of December 31, 1996 and 1995, units held by the Plan were as follows:


                             Units/Shares Held at    Units/Shares held at
   Description of Asset        December 31, 1996      December 31, 1995
--------------------------   --------------------    --------------------

Price/Costco Common Stock           2,170,687           1,748,012
Stable Value Fund                  47,323,062          28,521,750
Equity Income Fund                  2,388,188           1,401,370
Spectrum Income Fund                5,775,164           6,240,591
Spectrum Growth Fund                3,614,568           2,065,805


DISTRIBUTIONS

Upon termination of employment, death or total disability, the vested interest in a participant's account is distributed in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

PLAN ADMINISTRATOR

The Plan is administered by the Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company.

ADMINISTRATIVE EXPENSES

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.

2.  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Registered investment company funds and Price/Costco common stock are valued using the closing price of the investments on the last day of business of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of assets includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.  TAX STATUS:

The IRS has informed the Company, by a letter dated November 29, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The plan administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.

                                                                      SCHEDULE I

                                   PRICECOSTCO

                             401(k) RETIREMENT PLAN

                                EIN:  33-0572969
                                    PIN:  002


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996



Identity of Party Involved/
Description of Investments                Cost        Current Value
-----------------------------         ------------    -------------

*T. Rowe Price:
  Cash and cash equivalents             $     42,748    $     42,748
  Stable Value Fund                       47,323,062      47,323,062
  Equity Income Fund                      45,603,810      53,829,752
  Spectrum Income Fund                    59,503,308      64,681,834
  Spectrum Growth Fund                    47,635,687      54,688,418

*Price/Costco common stock                39,933,981      54,538,510
                                        ------------    ------------
                                        $240,042,596    $275,104,324
                                        ------------    ------------
                                        ------------    ------------


*Represents a party in interest.


          The accompanying notes are an integral part of this schedule.

                                   PRICECOSTCO

                             401(k) RETIREMENT PLAN


                                EIN:  33-0572969

                                     PIN 002

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                            Purchases                                            Sales
                                 ------------------------------   -----------------------------------------------------------------
                                   Number of                         Number of
     Description of Assets       Transactions    Purchase Price    Transactions      Sale Price       Cost of Asset         Gain
------------------------------   ------------    --------------    ------------     ------------      -------------      ----------
Category (iii) - Series of transactions in excess of 5% of Plan assets at beginning of year.

Price/Costco Common Stock            115          $  7,936,762          131         $  5,234,484      $  4,828,055       $  406,429

Stable Value Fund                     93            13,796,922          160            5,106,974         5,106,974             -

Equity Income Fund                   178            22,721,642           72            1,781,848         1,481,973          299,875

Spectrum Income Fund                  52             8,477,791          184           13,118,479        12,009,515        1,108,964

Spectrum Growth Fund                 188            24,087,803           66            1,571,209         1,300,163          271,046



There were no Category (i), (ii) or (iv) transactions.




          The accompanying notes are an integral part of this schedule.